3AM TECHNOLOGIES, INC.

129 The Queensway,

Barrie, Ontario

Canada L4M 0B1

Telephone: (702) 446-0810

August 3, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:Amanda Ravitz, Assistant Director
Office of Electronics & Machinery

Re: 3AM Technologies, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1

Filed April 2, 2018

File No. 333-210544

Further to the filing of an amended registration statement on Form S-1 filed by the Company on July 16, 2018 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated July 27, 2018 regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Exhibit 10.2 – Subscription Agreement

1.We will continue to evaluate your response to prior comment 4 when you provide a response that indicates the purpose and effect of each representation and acknowledgement that you are requiring from investors on the subscription agreement signature page and that provides an analysis of how each such representation and acknowledgement is consistent with Section 14 of the Securities Act and appropriate for shares purchased in a registered public offering.

Response: We have removed the representations and acknowledgements and included an updated subscription agreement.

Exhibit 23.2

2.We see that you filed the auditor’s report in this exhibit instead of the required auditor’s consent. In your next amendment, please provide an updated consent from Saturna Group Chartered Professional Accountants LLP with respect to the use of its report issued on the audited financial statements of 3AM Enterprises Inc. and the references to the firm in the experts section of the filing.

Response: We have filed the required auditors consent

The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

3AM TECHNOLOGIES, INC.

Per:  /s/ Simon Gee

Simon Gee

Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer  (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)